EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS

(in thousands of dollars, except for ratios)

						Three Months
						Ended March
	2009	2010	2011	2012	2013	31, 2014
Earnings:
Net (loss) income	$(22,023)	$3,892	$71,122	$(29,872)	$4,580	$29,766
Add: Fixed charges	1,499	1,092	669	477	4,947	5,540
Earnings as defined	(20,524)	4,984	71,791	(29,395)	9,527	35,306

Fixed Charges:
Interest expense	1,001	572	133	—	—	—
Non-cash interest expense on liability related to sale of future royalties and milestones to PDL	—	—	—	—	4,488	5,379
Estimated interest component of rent	498	520	536	477	459	161
Total fixed charges	1,499	1,092	669	477	4,947	5,540

Ratio of earnings to fixed charges	N/A	4.6	107.3	N/A	1.9	6.4

For purposes of computing these ratios of earnings to fixed charges, fixed charges consist of interest expense, non-cash interest, and an estimated interest component of rent. Earnings consist of net income (loss) applicable to common stock shareholders before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $22.0 million in 2009 and $29.9 million in

2012.